Semtech Corporation
200 Flynn Rd
Camarillo, CA 93012-8790

January 28, 2021

Via EDGAR
Ms. Effie Simpson
Division of Corporation Finance
Office of Manufacturing
Securities and Exchange Commission
Washington, D.C. 20549

Re: SEMTECH CORP
Form 10-K for the Year Ended January 26, 2020
Filed March 20, 2020
Form 10-Q for the Period Ended October 25, 2020
Filed December 2, 2020
File No. 001-06395

Dear Ms. Simpson:

Semtech Corporation (the “Company”) submits this letter to respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated January 19, 2021, regarding the Company’s Annual Report on Form 10-K for the year ended January 26, 2020 (“Form 10-K”) and the Company’s Quarterly Report on Form 10-Q for the period ended October 25, 2020 (“Form 10-Q”). The Staff’s comments are repeated below in bold italics preceding each response.

Annual Report on Form 10-K filed March 20, 2020

Results Of Operations, page 31

1. We note your disclosures regarding the factors for which fluctuations in income statement line items are attributed. In addition to discussing the reasons for the change (or lack thereof), revise your disclosures in future filings to avoid terms such as "primarily" or "partially offset" and instead quantify the reasons for the change in order for an investor to discern the relative contribution of each of the multiple components cited to the total change. As part of your response, please provide us with an example of the disclosure to be included in future filings based on current results.

In response to the Staff’s comment, the Company will revise future filings to disclose and comment on material changes that it is able to quantify. In cases where we believe it is helpful to the reader to understand the trend, even if a quantification cannot be provided, we will continue to provide qualitative disclosure. Provided below is an example that focuses on our proposed net sales disclosure, which contains the requested enhancements. In considering the below disclosures, the Company advises the Staff that the Company sells more than 3,000 unique parts to more than 1,000 end customers and therefore is unable to accurately quantify pricing versus volume changes in net sales, nor is that information used to manage the Company’s net sales.

Net Sales. Net sales for fiscal year 2020 were $547.5 million, a decrease of 13% compared to $627.2 million for fiscal year 2019. During fiscal year 2020, we experienced weakness in demand across all of our end markets due to China-based export restrictions and tariffs imposed by the U.S. government. The enterprise computing end market decreased by $42.5 million driven by a $28 million decrease in passive optical network (“PON”) sales and $16 million decrease in datacenter sales due to China-based export restrictions and tariffs and a pause in demand from a key customer during its datacenter re-architecting. The communications end market, which declined by $17.3 million reflects slower conversion from 4G to 5G and China-based export restrictions and tariffs . The industrial end market decline of $22.7 million reflects lower revenue from North America and Europe as channel inventory was managed down in a more cautious global environment. The high-end consumer end market declined by $18.7 million on $7 million of lower revenue from China and Korea-based smartphone manufacturers and $10 million of softer demand for our proximity sensing products. The variances by end market noted above include a $9.8 million benefit from the adoption of ASC 606 recorded during fiscal 2019. Additionally, fiscal year 2019 net sales included a $21.5 million adverse impact from Comcast Warrant shares cost that was recorded as a reduction in revenues.

As we enter fiscal year 2021, the broader macro concerns and soft demand from China is expected to persist in the near-term. Based on booking trends and backlog entering the quarter, we estimate net sales for the first quarter of fiscal year 2021 to be between $125.0 million to $135.0 million.

2. We note your discussion of gross profit and the factors affecting it and it appears to be difficult for an investor to discern the relative contribution of each of multiple components to the total change in cost of sales and the resultant gross profit. Given this and the significance of cost of sales, please revise future filings to separately quantify and discuss factors responsible for changes in cost of sales. Please note that even when total amounts of costs of sales do not materially vary from period to period, the impacts of material variances in components that offset each other should be separately disclosed, quantified, and discussed rather than netting them. Please also consider FR-72 to make your disclosures user-friendly and clear. As part of your response, please provide us with examples of your intended disclosures based on current financial results.

In response to the Staff’s comment, the Company will revise future filings to disclose and comment on changes to gross profit that are material and quantifiable. More than 90 percent of the Company’s manufacturing is outsourced. This drives a highly variable cost structure, so changes in gross profit are primarily due to fluctuations in product mix. To the extent that the Company has offsetting drivers of gross margin, it will separately disclose the material components. In the Form 10-K that was reviewed, the largest gross profit variance was related to certain Comcast Warrant that reduced revenue in the prior year, which was disclosed. Below is an example of how we could have further quantified the impact:

Gross Profit. Gross profit was $336.7 million and $377.0 million in fiscal years 2020 and 2019, respectively. Our gross margin was 61.5% in fiscal year 2020, compared to 60.1% in fiscal year 2019. Fiscal year 2020 performance benefited from the absence of the Comcast Warrant Shares revenue reduction, which accounted for 130 basis points of the gross margin increase from fiscal year 2019. We expect overall gross margins for the first quarter of fiscal year 2021 to remain consistent with our fiscal year 2020 performance.

Form 10-Q for the nine months ended October 25, 2020

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, page 37

3. We note your section on critical accounting policies merely referencing to your Significant Accounting Policies section in the notes to your financial statements. Pursuant to FR-60, this MD&A section is intended to focus on the sensitivity aspects of your critical accounting policies, that is, the likelihood that materially different amounts would be reported under different conditions or assumptions. In making disclosures under FR-60, registrants need not repeat information that is already included in the financial statements or other sections of the filing. We note that sales to distributors represent greater than 60% of total sales for each of the periods presented in the financial statements. Given the materiality of your sales to distributors and your disclosures surrounding the impact the COVID-19 has had on your customers, please tell us if you have experienced any significant changes in your estimates of variable consideration related to your sales returns or other pricing adjustments to distributors and if so, your consideration of disclosing such changes in your critical accounting policies.

In response to the Staff’s comment, the Company will focus on the sensitivity aspects of our critical accounting policies in future filings, such as how a change in sales reserve estimates could impact our financial results. In response to the Staff’s specific question regarding variable consideration related to our sales returns or other pricing adjustments to distributors, we have not seen a material change from the prior year. Our pricing adjustments and returns represented 3.8% of gross revenue in fiscal 2020, compared to 3.0% in the first nine months of fiscal 2021. Using data from the Company’s third quarter of fiscal year 2021, a one-percentage point change in the Company’s sales reserve rate would impact our quarterly revenue by $1.6 million.

You may contact me at (805) 480-2191 if you have any further questions or comments.

Sincerely,

/s/ Emeka N. Chukwu

Emeka N. Chukwu
Executive Vice President and
Chief Financial Officer
Semtech Corporation